UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q12

Investor Relations

Quarterly Report

Consolidated Information (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries for the second quarter of 2012.

Oi S.A. | www.oi.com.br/ir

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July 31st, 2012	2

Portuguese

Date:	Wednesday, August 1, 2012 10:30 a.m. (RJ) – 09:30 a.m. (NY)

Access:	Phone: (5511) 3127-4971 Code: Oi Replay: (55 11) 3127-4999 Available until August 7, 2012 Code: 80490384

Webcast:	Click here

English

Date:	Wednesday, August 1, 2012 12:00 p.m. (RJ) – 11:00 a.m. (NY)

Access:	Phone: 1-877-317-6776(U.S.) 1-412-317-6776 (Brazil / other countries) Code: Oi Replay: 1-877-344-7529 (U.S.) 1-412-317-0088 (Brazil / other countries) Available until August 12, 2012 (code 10015758)

Webcast:	Click here

July 31st, 2012	3

Rio de Janeiro, July 31, 2012: Oi S.A. announces today its results for the second quarter of 2012. This report includes the consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of June 30, 2012 which, in compliance with CVM instructions, are presented in accordance with International Financial Reporting Standards (IFRS).

Following the approval of the corporate reorganization on February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., as TNL and Coari were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. Therefore, the numbers presented herein represent Oi S.A. (the remaining Company and new name of Brasil Telecom S.A.) at the end of June 2012. However, in order to make for easier understanding, we are presenting the consolidated pro-forma results for the first quarter of 2012 and second quarter of 2011, equivalent to the former TNL’s figures for RGUs, revenue, costs and expenses (EBITDA), debt, capex and cash flow, as if the mergers had taken place on January 1, 2011.

July 31st, 2012	4

In April 2012, the Company disclosed its long-term strategic plan, including its guidance for 2012-2015. The results for the second quarter of 2012 reinforce the confidence of Oi’s executives that the Company is on the right path to achieve the goals of its strategic plan.

The consistent increase in revenue generating units (RGUs) is supporting sustainable revenue and EBITDA growth.

•	Residential revenue moved up in the quarter, reversing the historical downward trend.

•

The Company’s net revenue upturn was mainly supported by (i) the beginning of the Residential segment’s positive contribution, thanks to the increase in the number of homes with more than one Oi product; and, (ii) the continuous mobile base growth focused on the Post-paid segment.

•

As a result of revenue growth and the efficient management of costs and expenses, EBITDA moved up by more than 6% in the quarter, while the EBITDA margin increased 1.4 p.p., despite higher levels of sales activities.

•	The launch of new plans in the Residential (Oi TV Mais and Fixo+Pré) and Personal Mobility (Oi Smartphone) segments is already making a significant contribution to the sales growth.

•	Revenue Generating Units increased by 2.1% in the quarter, totaling 72,334 thousand:

•	Residential: the reversal of the historical downward trend in RGUs was due to accelerated convergence, which consistently slowed down the decline in the wireline segment.

•	Personal Mobility: continuing strong Post-paid growth and focus on increasing Pre-paid profitability.

•	Business / Corporate: strengthening of the sales channels, redesign of the client service model and new product launches resulted on growth in the quarter.

•	2Q12 capex totaled R$1,360 million, focused, mainly, on the network, as well as the 4G license acquisition, in line with the capex guidance (R$6 billion in 2012).

	2Q12	1Q12	2Q11	QoQ	YoY
Oi S.A. Pro-Forma
Revenue Generating Unit (‘000)	72,334	70,826	65,939	2.1%	9.7%
Residential (‘000)	18,037	17,850	18,072	1.0%	-0.2%
Personal Mobility (‘000)	45,198	44,106	39,260	2.5%	15.1%
Business / Corporate (‘000)	8,370	8,112	7,783	3.2%	7.5%
Other Services (‘000)	729	757	825	-3.7%	-11.6%

Net Revenue (R$ million)	6,909	6,802	7,077	1.6%	-2.4%
EBITDA (R$ million)	2,141	2,012	2,476	6.4%	-13.5%
EBITDA Margin (%)	31.0%	29.6%	35.0%	1.4 p.p.	-4.0	p.p.

Net Debt (R$ million)	23,535	17,472	16,207	34.7%	45.2%
Available Cash (R$ million)	8,202	15,373	8,772	-46.6%	-6.5%
CAPEX (R$ million)	1,360	1,091	1,042	24.7%	30.5%

July 31st, 2012	5

Regarding the decision announced by Anatel (the Brazilian Agency of Telecommunications), which suspended the sale of new lines of Oi’s mobile services as of July 23, 2012 in the states of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul, Oi believes that the parameter upon which Anatel’s decision is based does not reflect the concentration of investments made by the Company in the past 12 months, which have already resulted in improved services. Nevertheless, Oi is already working on a plan to be submitted to Anatel so that it can start offering its services again in the affected states as soon as possible.

It is worth noting that since Anatel’s decision is restricted only to the sale and activation of new mobile chips in Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul, Oi does not expect significant impacts on its financial results. The company will continue to sell recharge and provide mobile telephony services to its entire Pre-paid and Post-paid client base, as well as fixed telephony, broad band and paid TV services.

July 31st, 2012	6

Residential

Confirmation of reversal of the historical downward trend for Residential RGUs

	2Q12	1Q12	2Q11	QoQ	YoY
Residential
Revenue Generating Units (RGU)—(‘000)	18,037	17,850	18,072	1.0%	-0.2%
Fixed Line in Service	12,744	12,841	13,585	-0.8%	-6.2%
Fixed Broadband	4,806	4,614	4,128	4.2%	16.4%
Pay TV	487	396	358	23.0%	36.0%
ARPU Residential (R$)	64.5	63.1	65.5	2.2%	-1.5%

Thanks to a series of initiatives, especially those adopted since the beginning of the implementation of the long-term strategic plan, focused on loyalty and increase products sales of residential, the downward trend for Residential RGUs was reversed, resulting in an 187,000 growth in 2Q12. Loyalty-building initiatives include the combination of wireline with broadband, pay TV and mobility, the repositioning of broadband and wireline offers and improved customer-care and retention processes. Sales were further enhanced by increased of capillarity and improvement of sales channels and greater media exposure.

The main initiatives leading to this result were:

July 31st, 2012	7

Increased penetration and broadband speed

With 192 thousand net additions, Oi closed 2Q12 with 4.8 million Oi Velox clients. This increase was due to higher sales and lower churn.

Residential fixed broadband churn fell by 16% year-on-year in 2Q12, while sales climbed by 9% in the same period, thanks to investments in network expansion and quality, base protection and speed upgrade initiatives, full revision of installation process, product repositioning (inclusion for free of modem, Wi-fi modem, provider and anti-virus) and channel expansion (increased focus on door-to-door sales and higher incentives for store sales). The early churn (churn until the 3rd month) in the 1H12 was 52% lower when compared with the 1H11, showing a relevant improvement in the quality of the process and in the satisfaction of new broadband clients.

As a result of the intensification of the upgrade and protection initiatives, and despite the growth in the total residential broadband client base, the percentage of clients with speeds of 5 Mega or more increased by 2.4 p.p. in the quarter, totaling 26.5% of the base. Almost 50% of these clients have speeds higher than 10 Mega.

Consistent increase in the average broadband speed

In addition, in order to reduce churn, the Company has been investing in expanding the availability of higher-speed broadband, especially for residential clients. At the end of 2Q12, approximately 63% of the client base could have their speed upgraded, as shown below:

July 31st, 2012	8

Oi has maintained its successful integrated Internet service package: Oi Internet Total, which combines fixed and mobile broadband and Wi-fi network, providing clients a complete broadband solution. With plans starting at R$69.90 (in areas with 3G coverage), it is possible to use the three types of internet access. In order to add further value to this offer, Oi is expanding its Wi-fi network and has implemented new connection points outdoors in areas with great circulation of people.

Convergence

In April, Oi reinforced its bundle portfolio with the wireline, broadband and pay TV triple pay offer, in which broadband clients have the most attractive pay TV entry package in the market.

Regarding pay TV, Oi expanded TV Globo’s open coverage and the product content was reinforced by the inclusion of the Bloomberg (international news), TBS (variety) and Gloob (children) channels, in addition to the introduction of relevant a la carte channels: the Combate fight channel and the adult Sexy Hot and Playboy TV channels. Thanks to these inclusions, and well as that of ESPN Brasil, Oi TV Mais has become the most attractive entry package in the market, with 45 paid channels, eight of which dedicated to sports (Sportv, Sportv 2, Sportv 3, Fox Sports, ESPN, ESPN Brasil, Woohoo and Discovery Turbo).

Oi TV Mais is being offered at R$29.90 (in the first three months) for Oi Velox or Oi Conta Total clients and was the main driver of the 23% upturn in the Oi TV base. This offer was widely disseminated by open TV, radio and printed and outdoor media.

In late May, Oi launched the Oi TV Mega HD package for high-end clients, with 66 SD and 18 HD paid channels at R$99.90 for Oi Velox or Oi Conta Total clients. It also launched package variations featuring films: Oi TV Mega HBO/MAX, Oi TV Mega Telecine and Oi TV Mega Cinema. It is the best cost-benefit offer in the market, given its price and number of channels.

July 31st, 2012	9

Net additions grew by 23% in the quarter, approximately twice as much as in 1Q12

In addition to the pay TV and broadband convergence, the Company invested in mass media in April and May to launch the country’s first bundle offer involving wireline and the Pre-paid mobile, offering unlimited on-net Oi Fixed and Oi Cartão (Pre-paid mobile) calls at R$29.90 per month (in the first two months), and after the promotional period, leading to monthly savings of up to 30%. This offer is available in most Brazilian states and, the fixed-mobile convergence, brings two beneficial effects: build “network effect” to improve the on-net traffic of mobility offers and allow a convergent offer of fixed line, reducing the fixed-mobile trend.

The Company, that is present in 12,912 thousand households, continues to focus on increasing the number of homes with more than one Oi product. In 2Q12, this figure moved up by 2.7 p.p., totaling 6,529 thousand and representing more than 50% of total households. This upturn explained the 2.2% increase in residential ARPU to R$64.50 in the quarter.

Convergence reached more than half of the households served by Oi and supports the consistent slowdown in wireline decline

July 31st, 2012	10

Sales channel strengthening and quality improvement

In 2Q12, the Company continued to focus on improve and increase of capillarity of its sales channels, reaching 90 own stores and focusing on door-to-door sales people, with a positive impact on wireline, broadband, pay TV and bundle sales. Note that, since the beginning of the year, Oi stores (own and franchise) have also focused on selling Residential products, as well as Personal Mobility. Adjustments on channels payments were done to guarantee the strategic focus and capture of clients with higher ARPU.

In addition to sales channel restructuring, Oi has focused on improving perceived quality since the beginning of the implementation of the strategic plan. As a result, the number of calls answered by the call center in less than 20 seconds improved by 18 p.p.

Personal Mobility

Continued Post-paid growth and focus on increasing Pre-paid profitability

	2Q12	1Q12	2Q11	QoQ	YoY
Personal Mobility
Revenue Generating Units (RGU)—(‘000)	45,198	44,106	39,260	2.5%	15.1%
Pre-Paid Plans	39,407	38,536	34,437	2.3%	14.4%
Post-Paid Plans	5,791	5,570	4,823	4.0%	20.1%

Note: Post-paid includes: Post-paid high-end, Post-paid Oi Controle, mobile bundles (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

For yet another quarter, Personal Mobility’s operating performance reflected the strategic long-term plan. As a result, gross additions continued to grow quickly, moving up by 3% when compared to the 1Q12, totaling 5.7 million. In line with the strategy of expanding the mobile base with profitability, churn came to 4.6 million users in the quarter, resulting in 1.1 million net additions.

July 31st, 2012	11

Post-paid:

The post-paid segment totaled 5,791 thousand of clients at the end of 2Q12, reaching 12.8% of the Personal Mobility base (versus 12.3% in 2Q11). In the first half of 2012, 506,000 post-paid clients joined Oi’s base, 28% more than in the whole of 2011. This performance was due to Oi’s strategy of focusing on the high-end segment.

The strategy for the high value segment is focused on high-end post-paid and Oi Conta Total (OCT), the Company’s bundle product. OCT clients acquire wireline, velox and mobile lines in a single product, with free calls between the plan’s mobile and fixed lines. OCT protects all products, causing this product’s churn to be 30% lower than that of a simple post-paid plan. As shown below, post-paid high-end +OCT net additions grew substantially in recent quarters due to increased sales and lower churn.

July 31st, 2012	12

These results were due to the improved offer portfolio and strengthening of the sales channels as of 3Q11, which have been generating results in 2012. Regarding high-end post-paid offers, new plans (Oi Conta) were launched offering, in addition to voice, unlimited Oi WiFi and special services and discounts in data packages and SMS. This strategy is intended to add value to the post-paid product, leading to base growth with sustained ARPU. These benefits were also extended to OCT plans.

Additionally, with the beginning of Mother’s Day offers, Oi launched the Oi Smartphone plan, which, in addition to the Oi Conta benefits, offers handset discounts. Note that this new plan reinforces client loyalty, reducing early churn.

July 31st, 2012	13

Oi is using its smartphone plans to reinforce its strategy of offering unlimited advantages, bundled services or simple plans, with subsidized or unsubsidized handsets or just sim cards, according to the clients’ preferences and needs.

In terms of sales channels, Oi closed June with 90 own stores and has continued to improve franchise management by making changes to the commissioning model, ensuring a better alignment of sales incentives.

Pre-paid:

The Pre-paid base totaled 39,407 thousand clients at the end of 2Q12, up by 2.3% when compared with the 1Q12, due to the maintenance of simpler plans which communicate more transparently with consumers and ensure a more attractive position in the Pre-paid market to leverage sales and revenue. Depending on the region, Oi’s current plan offers the same amount or double the recharge amount in daily bonuses to be used in local and long-distance calls to Oi Mobile and Oi Fixed and SMSs to any operator.

Note that, in line with the Company’s strategy, the increase in gross recharge has been consistently following Pre-paid base growth, which demonstrates the quality of our base and the focus on sustainable growth.

Another important growth driver was the restructuring of the sales channels. The Company is present in 85% of the domestic retail chains (versus 56% at the end of 1Q12) and has maintained its multibrand distributor model in its sales operations since 1Q12.

July 31st, 2012	14

Total Mobile Base:

Net addition leadership in the Post-paid segment in 2012

According to Anatel’s data, Oi was leader in Post-paid net adds in 2012, thanks to the strategy focus on high-end clients.

At the end of 2Q12, the mobile client base (Personal Mobility + Business / Corporate) totaled 47,794 thousand users, 45,198 thousand of which in Personal Mobility and 2,596 thousand in Business / Corporate. Oi recorded 6,173 thousand gross additions and 1,303 thousand net additions in 2Q12 (up by 2.8% quarter-on-quarter and 15.1% year-on-year). Wireless ARPU added to R$21.40 in 2Q12, in line with 2Q11 and 1Q12, which demonstrates the high quality of Oi’s client base.

Business / Corporate

Sustained growth pace in the segment

	2Q12	1Q12	2Q11	QoQ	YoY
Business / Corporate
Revenue Generating Units (RGU)—(‘000)	8,370	8,112	7,783	3.2%	7.5%
Fixed	5,249	5,192	4,989	1.1%	5.2%
Broadband	526	535	513	-1.7%	2.5%
Mobile	2,596	2,385	2,280	8.8%	13.9%

Business

In 2Q12, the Business segment moved up by 4.2%, mainly due to the 36% upturn in mobile line sales and the 54% increase in mobile data activation over 1Q12.

Due to the strategy of restructuring the sales model as of 2011, the Business segment currently has 4,300 sales consultants specialized in Oi’s entire service portfolio (fixed, mobile, broadband, advanced voice and data network) nationwide.

The number of service and remote sales channel performance (telesales) positions also increased, making an important contribution to the results. In 2Q12, Business telesales recorded an increase of 66% in mobile data package, 26% in mobile voice, 19% in fixed broadband and 15% in wireline sales.

Corporate

Oi’s main initiatives in the Corporate segment included: (i) the expansion of the IT and Communications (ITC) product portfolio, (ii) the beginning of the execution of a specific plan for the São Paulo market; and, (iii) the redesign of the client service model.

Regarding the ITC product portfolio, Oi presented the Corporate market with its new IT and telecom

July 31st, 2012	15

service management solution, Oi Gestão, which allows clients to extend Company information security policies in their physical networks to mobile handsets according to their needs and to manage the client data communication infrastructure. As for the Oi Smart Cloud service, which was launched in 1Q12 and began to be produced in mid-2Q12, Oi has already performed 120 tests with clients, reaching satisfaction levels of up to 90% and with 50% of the clients having already requested sales proposals. The first contracts were signed at the end of 2Q12.

Oi’s plan for São Paulo operations is based on three pillars: wireless and wireline network penetration, end-to-end (both technical and commercial) excellence, and value added offers.

Regarding the redesign of the client service model, the Company changed its Corporate post-sale operations, creating the Client Attention Executive position, involving 350 employees in the regional structures, who are responsible for end-to-end delivery, repair and bill treatment processes as well as for the new performance metrics based on the clients’ perceived quality.

The main 2Q12 highlights were mobile users and fixed data communication, up by 9.6% and 4.7%, from 1Q12, respectively, and up by 45.1% and 15.3% from 2Q11, respectively.

Fixed voice digital trunk (30 channels) RGUs continued to grow, up by 5.5% on 1Q12 and 21.3% on 2Q11. The resumption of focus on this offer as of the end of 2011 has proven to be sustainable and the influence of installations in São Paulo was crucial to maintain the growth pace recorded as of the end of 2011.

It is worth mentioning that Oi was the sponsor and the official telecom and IT services provider of the UN Conference on Sustainable Development (Rio+20) held in Rio de Janeiro in June. It successfully provided a comprehensive technology solution for the event, being responsible for the planning, deployment, operation, management and decommissioning of the telecom and IT network at Rio+20.

July 31st, 2012	16

Table 1 – Oi Group’s Operational Indicators

	2Q12	1Q12	2Q11	QoQ	YoY
Residential
Revenue Generating Units (RGU)—(‘000)	18,037	17,850	18,072	1.0%	-0.2%
Fixed Line in Service	12,744	12,841	13,585	-0.8%	-6.2%
Fixed Broadband	4,806	4,614	4,128	4.2%	16.4%
Pay TV	487	396	358	23.0%	36.0%
ARPU Residential (R$)	64.5	63.1	65.5	2.2%	-1.5%
Personal Mobility
Revenue Generating Units (RGU)—(‘000)	45,198	44,106	39,260	2.5%	15.1%
Pre-Paid Plans	39,407	38,536	34,437	2.3%	14.4%
Post-Paid Plans	5,791	5,570	4,823	4.0%	20.1%
ARPU Mobile (R$)	21.4	21.3	21.6	0.5%	-0.9%
Business / Corporate
Revenue Generating Units (RGU)—(‘000)	8,370	8,112	7,783	3.2%	7.5%
Fixed	5,249	5,192	4,989	1.1%	5.2%
Broadband	526	535	513	-1.7%	2.5%
Mobile	2,596	2,385	2,280	8.8%	13.9%
Others
Public Telephones (‘000)	729	757	825	-3.7%	-11.6%

RGU—Revenue Generating Units (‘000)	72,334	70,826	65,939	2.1%	9.7%

July 31st, 2012	17

Pro-forma Revenue1:

Revenue growth fueled by the Residential and Personal Mobility segments

Net revenue totaled R$6,909 million in 2Q12, R$107 million (1.6%) more than in 1Q12, demonstrating that operating and financial results have been in line with the strategic plan disclosed to the market.

Table 2 – Breakdown of Net Revenue

	Quarter					Year			%
R$ million	2Q12	1Q12	2Q11	QoQ	YoY	1H12	1H11	YoY	1H12	1H11
Residential	2,466	2,429	2,669	1.5%	-7.6%	4,895	5,415	-9.6%	35.7%	38.7%
Personal Mobility	2,229	2,106	2,089	5.8%	6.7%	4,335	3,956	9.6%	31.6%	28.2%
Services	1,533	1,501	1,480	2.1%	3.6%	3,034	2,793	8.6%	22.1%	19.9%
Network Usage	561	580	603	-3.3%	-7.0%	1,142	1,153	-1.0%	8.3%	8.2%
Sales of handsets, sim cards and others	134	25	6	436.0%	2133.3%	159	10	1490.0%	1.2%	0.1%
Business / Corporate	2,070	2,111	2,122	-1.9%	-2.5%	4,181	4,249	-1.6%	30.5%	30.3%
Other Services	145	155	197	-6.5%	-26.4%	300	390	-23.1%	2.2%	2.8%
Public Phone	19	26	50	-26.9%	-62.0%	44	119	-63.0%	0.3%	0.8%
Other	126	130	147	-3.1%	-14.3%	256	271	-5.5%	1.9%	1.9%

Total Net Revenue	6,909	6,802	7,077	1.6%	-2.4%	13,711	14,010	-2.1%	100.0%	100.0%

Residential:

Revenue from the Residential wireline segment recorded its lowest decline since 2010, which, jointly with the increase in broadband and pay TV net revenue, led to a quarterly increase in this segment, which had not been recorded since then. More complete pay TV and broadband offers help build the wireline clients’ loyalty through bundles (an essential driver of the Company’s long-term strategic plan), reflecting directly on ARPU improvement and, as consequence, reversal of the historical downward trend for Residential revenues.

As a result, residential revenue totaled R$2,466 million, up by 1.5% from 1Q12.

[1]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	18

Personal Mobility:

Net revenue from the Personal Mobility segment totaled R$2,229 million, an increase of R$123 million (5.8%) over 1Q12 and R$140 million (6.7%) over 2Q11.

Net revenue from services in the Personal Mobility segment stood at R$1,533 million, up by 2.1% quarter- on quarter and 3.6% year-on-year. The quarterly and annual performances were mainly due to the upturn in revenue from SMS and 3G services and outgoing calls thanks to growth of the client base.

Net revenue from network usage service totaled R$561 million, down by 3.3% from 1Q12 and 7.0% from 2Q11, due to the decline in fixed-to-mobile interconnection rate (MTR). Note that this was the first quarter in which the Company recorded the full impact of the MTR decline and the net result was positive.

Net revenue from sales of handsets, sim cards and others reached R$134 million, increased R$109 million from the previous quarter and R$128 million from the same last year quarter, due to the upturn in handset sales volume, fueled by the launch of the Oi Smartphone offer in the Mother’s Day campaign.

Pro-forma Operating Costs and Expenses2:

Costs and expenses under control for yet another quarter

Operating costs and expenses totaled R$4,769 million in 2Q12, in line with the previous quarter and 3.7% up year-on-year, below period inflation (4.92%).

[2]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	19

Table 3 – Breakdown of Operating Costs and Expenses

Item—R$ million	2Q12	1Q12	2Q11	QoQ	YoY	1H12	1H11	YoY
Operating Expenses
Interconnection	1,066	1,163	1,146	-8.3%	-7.0%	2,229	2,331	-4.4%
Personnel	515	482	465	6.8%	10.8%	997	888	12.3%
Materials	32	27	31	18.5%	3.2%	59	69	-14.5%
Handset Costs/Other (COGS)	157	57	60	175.4%	161.7%	214	101	111.9%
Third-Party Services	1,998	1,876	1,848	6.5%	8.1%	3,874	3,574	8.4%
Marketing	144	115	160	25.2%	-10.0%	259	299	-13.4%
Rent and Insurance	444	455	392	-2.4%	13.3%	899	789	13.9%
Provision for Bad Debts	164	200	227	-18.0%	-27.8%	364	499	-27.1%
Other Operating Expenses (Revenue), Net	249	414	271	-39.9%	-8.1%	663	1,000	-33.7%

TOTAL	4,769	4,789	4,601	-0.4%	3.7%	9,558	9,549	0.1%

Interconnection:

Interconnection costs amounted to R$1,066 million in 2Q12, down by 8.3% quarter-on-quarter and 7.0% year-on-year, due to the decline in MTR, which more than offset the increase in expenses from SMS services.

Personnel:

Personnel expenses grew by 6.8% over 1Q12 and 10.8% over 2Q11, totaling R$515 million in 2Q12, due to the creation of regional sales structures and the opening of own stores, which increased the headcount, in addition to the recruitment of staff for Oi’s network maintenance firm.

Handset Costs and Others (COGS):

COGS increased by R$100 million over 1Q12 and R$97 million over 2Q11, totaling R$157 million, due to the upturn in handset sales, in line with the Company’s strategic plan.

Third-party Services:

Expenses from third-party services totaled R$1,998 million in 2Q12, up by 6.5% from 1Q12 and 8.1% from 2Q11. The quarterly performance was impacted by greater commission and sales efforts and the increase in the number of channels (content) contracted for Oi’s pay TV. The expanded sales channel penetration and the resumed focus on handset sales also pushed up logistics expenses.

July 31st, 2012	20

Marketing:

Marketing expenses climbed by R$29 million, to R$144 million, mainly fueled by higher expenses with TV advertising due to the Mother’s Day campaign.

Provision for Bad Debt:

The provision for bad debt totaled R$164 million, down by 18.0% quarter-on-quarter and 27.8% year-on-year, representing 2.4% of net revenue (2.9% in 1Q12 and 3.2% in 2Q11), remaining better than the industry’s average.

Other Items:

EBITDA3 :

Table 4 – EBITDA and EBITDA margin

EBITDA growth confirms strategic plan evolution

	2Q12	1Q12	2Q11	QoQ		YoY		1H12	1H11	YoY
Oi S.A. Pro-Forma

EBITDA (R$ Mn)	2,141	2,012	2,476	6.4%		-13.5%		4,153	4,461	-6.9%
EBITDA Margin (%)	31.0%	29.6%	35.0%	1.4 p.	p.	-4.0 p.	p.	30.3%	31.8%	-1.5 p.	p.

	2Q12	1Q12	2Q11	QoQ		YoY		1H12	1H11	YoY
Oi S.A. Consolidated

EBITDA (R$ Mn)	2,141	1,150	799	86.2%		168.0%		3,290	1,463	124.9%
EBITDA Margin (%)	31.0%	30.0%	33.9%	1.0 p.	p.	-2.9 p.	p.	30.6%	31.0%	-0.4 p.	p.

Oi S.A.’s EBITDA totaled R$2,141 million in 2Q12, with a 31.0% margin, increasing by R$129 million and 1.4 p.p., respectively, over the pro-forma figures4 recorded in the previous quarter, mainly due to the upturn in net revenue from the Residential and Personal Mobility segments as well as efficient management of costs and expenses.

[3]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.
[4]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	21

NET FINANCIAL INCOME (EXPENSES) (OI S.A. CONSOLIDATED5):

Oi S.A.’s consolidated net financial revenue totaled R$692 million, impacted by the reduction in net cash, in line with the Company’s strategic plan and explained in the section on Debt.

Table 5—Net Financial Income (Expenses) (Oi S.A. Consolidated):

R$ Million	2Q12	1Q12	2Q11	1H12	1H11
Financial Income	943	574	272	1,517	517
Interest on financial investments	141	207	86	348	185
Foreign exchange effect on financial investments	470	130	142	600	142
Other financial income	333	236	44	569	190

Financial Expenses	(1,635)	(811)	(233)	(2,445)	(759)
Interest on loans and financing	(600)	(382)	(96)	(981)	(195)
Foreign exchange effect on loans and financing	(604)	(240)	(1)	(844)	(2)
Other Financial Expenses	(431)	(189)	(137)	(620)	(562)

Net Financial Income (Expenses)	(692)	(237)	39	(928)	(242)

DEPRECIATION / AMORTIZATION (OI S.A. CONSOLIDATED6):

Consolidated depreciation and amortization totaled R$1,284 million, increasing both quarter-on-quarter and year-on-year, due to the inclusion of TMAR and its subsidiaries’ results as of February 28, 2012, in addition to the depreciation and amortization of the asset goodwill recorded at Oi S.A., stemming from the corporate reorganization approved on February 27, 2012.

Table 6 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	2Q12	1Q12	2Q11	1H12	1H11
Depreciation and Amortization
Total	1,284	586	255	1,870	514

[5]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures
[6]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures

July 31st, 2012	22

NET INCOME (OI S.A. CONSOLIDATED7):

Consolidated net income totaled R$64 million in 2Q12. Note that net income for 2Q12 is not comparable with that of 1Q12 and 2Q11, given that the corporate reorganization only took place on February 27, 2012.

Table 7 – Net Income (Oi S.A. Consolidated)

	2Q12	1Q12	2Q11	1H12	1H11
Oi S.A. Consolidated
Net Earnings (R$ Mn)	64	346	374	410	467
Net Margin	0.9%	9.0%	15.9%	3.8%	9.9%
Net Earnings Attributed to Controlling Shareholders per Share (R$)	0.039	0.586	0.634	0.250	0.792

[7]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	23

DEBT8:

Consolidated gross debt fell by R$1,108 million quarter-on-quarter, to R$31,737 million, mainly due to amortizations and maturities and pre-payment of debt with high costs in the period, including: (i) the settlement of Oi S.A.’s 5th Debenture Issue (CDI + 3.5%) and (ii) the partial settlement of the Real Estate Receivables Certificate (IPCA + 7.43%).

Consolidated net debt closed the quarter at R$23,535 million. The net debt increase is in line with the Company’s strategic plan and was mainly due to disbursements related to: (i) the withdrawal rights of former TNL and TMAR shareholders, (ii) bonuses to former BRT shareholders, (iii) the payment of dividends in May 2012, (iv) the capex increase, including 2011 investments, (v) financial expenses, (vi) judicial deposits related to disputes with Anatel; and, (vii) the payment of income tax, including that related to the end of intercompany’ s financial operations, which will be subsequently deducted from the annual taxable base.

At the end of the quarter, 39.3% of the total debt was denominated in foreign currency. However, only an amount equivalent to R$576 million (US$285 million), or 1.8%, of the gross debt was exposed to exchange rate fluctuations because of the hedge operations. It is worth noting that the debt amortization schedule until November 2017 is fully covered by hedge contracts and financial investments in foreign currency.

The cost of debt stood at 103.5% of the CDI rate in 2Q12 and the average maturity was 5.1 years, sustaining the lengthening trend recorded in recent quarters.

Table 8 – Debt – Oi S.A. Pro-Forma

R$ million	Jun/12	Mar/12	Jun/11	% Gross Debt
Debt
Short Term	3,240	3,979	5,087	10.2%
Long Term	28,497	28,866	19,892	89.8%

Total Debt	31,737	32,845	24,979	100.0%

In Local Currency	19,681	21,352	16,121	62.0%
In Foreign Currency	12,468	11,464	7,821	39.3%
Swaps	-412	29	1,037	-1.3%

(-) Cash	-8,202	-15,373	-8,772	-25.8%

(=) Net Debt	23,535	17,472	16,207	74.2%

[8]	2Q11 and 1Q12 position refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	24

The gross debt amortization schedule is shown below:

Table 9 – Oi S.A.’s Gross Debt Amortization Schedule

(R$ million)	2012	2013	2014	2015	2016	2017 onwards	Total
Schedule for the Amortization of Gross Debt
Local Currency Amortization	1,264	2,429	2,908	1,435	3,376	8,269	19,681
Foreign Currency Amortization + swap	500	578	656	835	804	8,683	12,056

Gross Debt Amortization	1,764	3,007	3,564	2,269	4,180	16,953	31,737

July 31st, 2012	25

PRO-FORMA CAPEX9:

Table 10 – Pro-forma Capex—Oi S.A.

R$ million	2Q12	1Q12	2Q11	QoQ	YoY	1H12	1H11	YoY
Capex
Network	862	809	855	6.6%	0.8%	1,671	1,466	14.0%
IT Services	67	99	52	-32.3%	28.8%	166	101	64.4%
4G Licence + Others	431	183	136	135.5%	216.9%	614	304	102.0%

TOTAL	1,360	1,091	1,042	24.7%	30.5%	2,451	1,871	31.0%

Consolidated capex totaled R$1,360 million in 2Q12, up by 24.7% from 1Q12 and 30.5% from 2Q11, mainly due to (i) the expansion of the broadband network and 3G coverage and (ii) the acquisition of the 4G license.

[9]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	26

PRO-FORMA CASH FLOW10:

Table 11 – Cash Flow – Cash Flow Statement

R$ Million	2Q12	1Q12	2Q11	1H12	1H11
EBITDA	2,141	2,012	2,476	4,153	4,461
Capex	1,601	1,231	1,634	2,832	2,717
EBITDA—Capex	539	781	841	1,320	1,744
Working capital	(93)	(423)	176	(516)	392
Operating cash flow	446	358	1,017	804	2,136
Net financial charges	(570)	(231)	(961)	(801)	(1,378)
Income Tax	(442)	(175)	(98)	(616)	(246)
Authorizations and concessions	(208)	(38)	(195)	(246)	(215)

Free cash flow	(773)	(86)	(238)	(859)	297

PLEASE NOTE:

The main Excel charts in this Press Release will be available on the Company’s website (www.oi.com.br/ri), under “About the Company / The Company in numbers.”

The terms used in the Press Release are defined in the glossary on the Company’s website: http://www.mzweb.com.br/oi/web/conteudo_en.asp?idioma=1&tipo=31852&conta=44&img=31851

[10]	2Q11 and 1Q12 results refer to the former TNL’s figures and 2Q12 results refer to Oi S.A.’s figures.

July 31st, 2012	27

2.5GHz (4G) and 450 MHz Frequency Band Auction

On June 13 and 14, Oi acquired the 2.5 GHz frequency band to operate 4G mobile telephony and the 450 MHz frequency band at an auction held by Anatel. The lots acquired were as follows:

(i)	sub-band V2, in the 2.5 GHz frequency band (FDD), in the 10+10 MHz range, with nationwide reach;

(ii)	sub-band P, with lots in regional areas 11, 43, 51, 53, 71, 81, 88, 94, 95 and 96, in the 2.5 GHz frequency band (FDD), in the 10+10 MHz range; and,

(iii)	sub-band of 450 MHz for the Midwest region and the state of Rio Grande do Sul, in the 7+7 MHz range.

The lots were acquired for R$399.8 million, representing an average premium of 4.5% above the minimum price. Oi’s strategy was to participate at the auction, underlining its commitment to offering an extensive portfolio of services for its clients and creating value for its shareholders. With the lots acquired, the Company will be able to offer 4G telephony throughout Brazil (with additional bandwidth in strategic markets) and voice and data services in rural areas.

The acquisition of the license and the infrastructure investments needed to operate these frequencies are in line with the Company’s business plan, which envisages total investments of R$24 billion through 2015, of which R$6 billion will be invested in 2012 alone, with a focus on expanding broadband infrastructure, including increasing capacity and velocity, expanding coverage, reinforcing the transportation network and introducing new services, thereby strengthening ample broadband access for its clients via FTTH, Wi-fi, 3G and 4G.

For further details, please access:

http://www.mzweb.com.br/oi/web/conteudo_en.asp?idioma=1&tipo=28261&conta=44&id_arquivo=222468

Oi Increases its Interest in Portugal Telecom

Between April 4, 2012 and May 25, 2012, Oi acquired 25,093,639 Portugal Telecom (“PT”) common shares through Telemar Norte Leste S.A. and now directly holds 89,651,205 common shares, representing 10% of PT’s capital and the corresponding voting rights.

July 31st, 2012	28

Long-term Incentive Policy for Oi Professionals

Oi expects to use part of the treasury shares resulting from the exercise of withdrawal rights arising from the corporate reorganization, particularly the preferred shares, to implement a long-term incentive policy which aims to maintain high-performing professionals engaged and aligned with the goals of the Business Plan for 2012 to 2015. In total, the Company plans to grant shares to approximately 170 beneficiaries, including nine executive officers approved by the Board of Directors and others to be chosen according to criteria based on the relevance of their positions, such beneficiaries to be validated by their superiors and approved by the Company’s chief executive officer. The transfer of shares to the above-mentioned beneficiaries will only be made, if at all, in 2016 and is subject to compliance, from 2012 to 2015, with previously established annual accumulated goals aligned with the Business Plan for 2012 to 2015, which has already been presented to the market. At the time of the transference of the shares to the beneficiaries, the Company may opt to replace the preferred shares, in the whole or in part, with the equivalent value in ordinary shares. The Company estimates that approximately 68 million preferred shares, corresponding to 3.77% of the Company’s total capital stock, may be granted to the beneficiaries.

Change in Oi S.A.’s Board of Directors

The Board of Directors’ meeting of May 23, 2012 replaced one Board member and at the Board of Directors’ meeting of June 27, 2012 replaced another one. The Board of Directors’ current structure is as follows:

Sitting	Alternate	Appointment
Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati	LF Tel

Armando Galhardo Nunes Guerra Junior	Paulo Márcio de Oliveira Monteiro	AG Telecom

Carlos Augusto Borges	Alcinei Cardoso Rodrigues	FUNCEF

Carlos Fernando Costa	Marcelo Almeida de Souza	PETROS

Cristiano Yazbek Pereira	Erika Jereissati Zullo	LF Tel

Fernando Magalhães Portella	Carlos Jereissati	LF Tel

Fernando Marques dos Santos	Laura Bedeschi Rego de Mattos	BNDESPAR

João Carlos de Almeida Gaspar	Antonio Cardosos dos Santos	Preferencialistas

José Mauro Mettrau Carneiro da Cunha (Presidente)	José Augusto da Gama Figueira	Fundação Atlântico

José Valdir Ribeiro dos Reis	Luciana Freiras Rodrigues	PREVI

Pedro Jereissati	Cristina Anne Betts	LF Tel

Rafael Cardoso Cordeiro	André Sant´anna Valladares de Andrade	AG Telecom

Renato Torres de Faria	Carlos Fernando Horta Bretas	AG Telecom

Sérgio Franklin Quintella	Bruno Gonçalves Siqueira	AG Telecom

Shakhaf Wine	Abílio Cesário Lopes Martins	Portugal Telecom

Zeinal Abedin Mahomed Bava	Luis Miguel da Fonseca Pacheco de Melo	Portugal Telecom

July 31st, 2012	29

Proposed Dividends

Pursuant to the Dividends Policy announced in April/12, Oi’s Management will submit to the Extraordinary Shareholders’ Meeting to be held on August 10, a payment proposal of R$1 billion: R$507.7 million as Interim Dividends and R$492.3 million as shares distribution followed by immediate redeem. The reference date of both payments will be August 17, 2012. Therefore, as of August 20, 2012, inclusive, stocks will be traded ex-dividends e ex-distribution at the stock exchange and payment date will be August 27, 2012.

Oi was Rio+20’s Sponsor and Official IT and Telecom Service Provider

Oi was a sponsor as well as the official IT and telecom service provider for the United Nations Conference on Sustainable Development, Rio+20, from June 13-22 in Rio de Janeiro. The Company was present in all of the event’s main venues, including Riocentro, the Athletes’ Park (Parque dos Atletas), the Barra Arena, the Mauá Pier, the Citizenship Action Cultural Center (Galpão da Cidadania), the Museum of Modern Art (MAM), the MAM Arena and the Monument to the Second World War. Oi’s services also covered the city’s hotels and airports.

Oi’s contract with the United Nations Development Programme for Rio+20 reaffirms the Company’s expertise in the provision of IT and telecom solutions for major international events for large audiences in Brazil. This partnership also confirms Oi’s position as an important IT player for the corporate market.

The Company provided complete technology solutions for the event, being responsible for the planning, implementation, operation, management and demobilization of Rio+20’s IT and telecom network. In IT, 670 Wi-fi hotspots were installed for up to 67,000 simultaneous users, 30,000 of which in Riocentro alone. In LAN, there were 9 servers, 1,740 computers and 2,650 local network points. Five high-definition conference call rooms with digital signage were available, with 161 totems distributed throughout the city. Security systems (Firewall, IDS, IPS, Proxy server and anti-DDOS) were installed and an exclusive service desk was created to serve participants. A WAN network with 25 Gbps of MPLS and IP connectivity was available and telephone services were offered with more than 900 extensions, 600 smartphones and 100 tablets to support the event.

The event, the biggest Wi-fi event in Brazil, was considered to be an absolute success by the organizing committee, with great merit attributed to the professionals and resources provided by Oi.

Minha Oi and Presence in Social Networks

In 2Q12, the number of users in Minha Oi, Oi’s online self-service’ area, grew by 26% over 1Q12. This means that Oi reached 3.3 million registered clients managing approximately 7.6 million products, with

July 31st, 2012	30

access to services including the visualization of bills and consumption graphs, Oi Cartão recharges, Oi Pontos statements and adhesion to Conta Online. The number of transactions increased 16.8% over 1Q12. The results demonstrate show how well Oi’s clients received the service, a benchmark for the sector.

The e-commerce front restructured Oi Fixed, Oi Velox and Oi TV’s sales flows and implemented Oi Internet Total, Oi Velox 3G and Oi Mobile’s sales flows (Oi Conta and Smartphone Post-paid plans), generating approximately 100,000 requests in the quarter (35% more than in 1Q12).

Another strategic role on the web is the relationship in social networks. Oi currently monitors and responds to clients’ posts. It also offers relevant content in its official profiles. In a year, Oi already has approximately 300,000 fans/followers on Facebook, Twitter and Orkut and has generated 54,500 service responses. The goal is to focus on clients, improving and simplifying their web experience.

July 31st, 2012	31

Oi S.A. Consolidated

Income Statement—R$ million	2Q12	1Q12	2Q11	1H12	1H11
Net Operating Revenue	6,909.3	3,829.4	2,356.2	10,738.7	4,726.1
Operating Expenses	-4,768.8	-2,679.8	-1,556.9	-7,448.6	-3,262.6
Cost of Services Provided	-1,477.7	-827.7	-485.3	-2,305.4	-968.5
Cost of Goods Sold	-156.7	-22.5	-6.0	-179.1	-13.5
Interconnection Costs	-1,066.2	-663.7	-421.3	-1,729.9	-862.8
Selling Expenses	-1,419.2	-628.0	-295.2	-2,047.1	-583.5
General and Administrative Expenses	-670.4	-418.0	-310.1	-1,088.4	-607.1
Other Operting (Expenses) Revenue, net	21.3	-119.9	-39.0	-98.6	-227.2
EBITDA	2,140.6	1,149.5	799.4	3,290.1	1,463.5
Margin %	31.0%	30.0%	33.9%	30.6%	31.0%
Depreciation and Amortization	-1,283.9	-586.3	-254.5	-1,870.3	-514.1

EBIT	856.6	563.2	544.8	1,419.8	949.4

Financial Expenses	-1,634.8	-810.6	-233.1	-2,445.4	-758.8
Financial Income	943.0	574.0	272.3	1,517.0	517.5

Income Before Tax and Social Contribution	164.8	326.6	584.0	491.4	708.1

Income Tax and Social Contribution	-100.7	19.2	-210.4	-81.5	-241.1
Net Income	64.1	345.8	373.6	409.9	467.0
Margin %	0.9%	9.0%	15.9%	3.8%	9.9%
Earnings attributed to the controlling shareholders	62.2	345.2	373.6	407.4	467.0
Earnings attributed to the non-controlling shareholders	1.9	0.6	0.0	2.6	0.0

Outstanding Shares Thousand (exc.-treasury)	1,640,036	589,789	589,789	1,640,036	589,789
Earnings attributed to the controlling shareholders per share (R$)	0.0391	0.5863	0.6335	0.2500	0.7918

July 31st, 2012	32

OI S.A. Consolidated

Balance Sheet—R$ million	6/30/2012	3/31/2012	6/30/2011
TOTAL ASSETS	76,925	82,952	25,999
Current	19,527	27,599	7,162

Cash and cash equivalents	5,023	12,947	1,803
Financial investments	2,325	2,346	791
Derivatives	160	93	0
Accounts Receivable	5,940	5,643	1,977
Recoverable Taxes	925	1,370	186
Other Taxes	1,076	1,172	596
Inventories	280	241	19
Assets in Escrow	2,299	2,245	1,470
Other Current Assets	1,499	1,541	321

Non-Current Assets	57,399	55,353	18,837

Long Term	18,278	16,391	12,205
Recoverable and Deferred Taxes	6,768	6,194	5,216
Other Taxes	584	550	172
Financial investments	62	79	13
Assets in Escrow	9,088	8,222	4,607
Derivatives	537	257	0
Financial Assets Available for Sale	793	640	0
Other	447	449	2,199
Investments	78	68	8
Property Plant and Equipment	23,366	23,441	5,435
Intagible Assets	15,677	15,452	1,188

Balance Sheet—R $ million	6/30/2012	3/31/2012	6/30/2011
TOTAL LIABILITIES	76,925	82,952	25,999
Current	14,047	15,900	7,428

Suppliers	3,958	4,309	1,474
Loans and Financing	3,261	3,854	1,039
Financial Instruments	140	218	0
Payroll and Related Accruals	510	432	119
Provisions	1,659	1,850	1,314
Payable Taxes	587	850	97
Other Taxes	1,586	1,661	1,160
Dividends Payable	259	436	57
Authorizations and Concessions Payable	962	461	115
Other Accounts Payable	1,127	1,829	2,053

Non-Current Liabilities	42,135	42,568	8,270

Loans and Financing	28,888	28,963	2,685
Financial Instruments	145	161	0
Payable and Deferred Taxes	2,573	2,665	0
Other Taxes	3,127	1,904	556
Contingency Provisions	5,212	5,177	3,210
Pension Fund Provision	446	446	546
Outstanding authorizations	1,061	1,452	518
Other Accounts Payable	681	1,800	755

Shareholders’ Equity	20,744	24,485	10,301

Controlling Interest	20,701	24,444	10,301
Minority Interest	43	41	0

July 31st, 2012	33

Relevant Information

CVM INSTRUCTION 358, ARTICLE 12: The direct or indirect controlling shareholders and the shareholders who elect members to the Board of Directors or to the Fiscal Board, as well as any individuals or legal entities or groups of persons acting jointly or representing the same interest with a direct or indirect interest of five percent (5%) or more of type or class of shares representing the publicly-held Company’s capital, must inform this fact to the CVM and to the Company, pursuant to said article.

Oi warns its shareholders as to the compliance with Article 12 of CVM Instruction 358, but it cannot be held liable for the disclosure or not of information about acquisition or sale, by third parties, of interest corresponding to 5% or more of type or class of shares representing its capital or rights over these shares and other securities.

OIBR Shares	Capital	Treasury	Controlling Shares	Direct controllers	Free-Float
Common	599,008,629	85,198,932	290,549,788	44,068,918	179,190,991
Preferred	1,198,077,775	74,089,724	0	440,463,694	683,524,357
Total	1,797,086,404	159,288,656	290,549,788	484,532,612	862,715,348

Shareholding position on June 30, 2012.

II) This report contains projections and/or estimates for future events. The projections herein were carefully prepared based on the current environment, ongoing projects and the respective estimates. The use of terms such as: “projects,” “estimates,” “anticipates,” “forecasts,” “plans,” “waits,” and other ones, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data and may differ from the final results.

Oi – Investor Relations

Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira Cristiano Grangeiro	55 (21) 3131-1314 55 (21) 3131-1629	marcelo.asferreira@oi.net.br cristiano.grangeiro@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br
Leonardo Mantuano	55 (21) 3131-1316	leonardo.mantuano@oi.net.br

July 31st, 2012	34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer